KINGSWAY ANNOUNCES PRIVATE PLACEMENT OF 30-YEAR FLOATING RATE CAPITAL SECURITIES

Toronto, Ontario (November 25, 2002)--Kingsway Financial Services Inc. (TSX:KFS, NYSE:KFS) announces that on November 21, 2002, Kingsway America Inc., the holding company for the Company's U.S. insurance companies, executed an agreement for the private sale of approximately US$15 million in 30-year floating rate trust preferred securities to be issued by a financing subsidiary formed by Kingsway America. Kingsway America will have the right to call the securities at par after five years. Payments under the trust preferred securities will be fully guaranteed by the Company. It is anticipated that the private placement will close on December 4, 2002. The proceeds will be used to increase the capital of Kingsway's U.S. insurance subsidiaries.

About Kingsway

Kingsway’s primary business is the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers.  The Company currently operates through nine wholly-owned subsidiaries in Canada and the U.S.  Canadian subsidiaries include Kingsway General Insurance Company, York Fire & Casualty Insurance Company and Jevco Insurance Company. U.S. subsidiaries include Universal Casualty Company, American Service Insurance Company, Southern United Fire Insurance Company, Lincoln General Insurance Company, U.S. Security Insurance Company, American Country Insurance Company and Avalon Risk Management, Inc.  The Company also operates reinsurance subsidiaries in Barbados and Bermuda.  Kingsway Financial, Kingsway General, York Fire, Jevco and Kingsway Reinsurance (Bermuda) are all rated “A” Excellent by A.M. Best.  The Company’s senior debt is rated “BBB” (investment grade) by Standard and Poor’s and Dominion Bond Rating Service.  The common shares of Kingsway Financial Services Inc. are listed on the Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol “KFS”.

For further information, please contact:
Shaun Jackson
Executive Vice President and Chief Financial Officer
Tel: (905) 629-7888
Fax: (905) 629-5008